

December 13, 2007

By U.S. mail and facsimile to (281) 821-2995

Mr. James H. Allen, Jr.
Chief Financial Officer
Sterling Construction Company, Inc.
20810 Fernbush Lane
Houston, TX 77073

      RE: Sterling Construction Company, Inc.
             Form 10-K for the fiscal year ended December 31, 2006
             File No. 1-31993

Dear Mr. Allen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                  Sincerely,

                                  Terence O'Brien
                                  Branch Chief